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DataMirror
2003 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Forward-looking statements in this management discussion and analysis, including statements regarding the Company's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this management's discussion and analysis of financial condition and results of operations or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

The following information should be read in conjunction with the audited Consolidated Financial Statements of DataMirror Corporation (together with its subsidiaries referred to as "DataMirror" or the "Company") for the years ended January 31, 2003 ("Fiscal 2003") and January 31, 2002 ("Fiscal 2002") presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which are in all material respects in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), except as disclosed in note 20 of the audited Consolidated Financial Statements. All amounts are stated in Canadian dollars unless otherwise noted.

OVERVIEW

DataMirror designs, develops and markets software solutions that enable over 1,700 companies in 61 countries to integrate, protect, capture and audit their data.

The Company's comprehensive LiveBusiness solution family unlocks the experience of now by providing the instant data access, integration and resiliency companies demand today across all the computers in their business. Companies across all sectors, from manufacturing, retail, financial services and health care to government and military have invested in DataMirror solutions to help them work faster and smarter. The Company's LiveBusiness solutions enable customers to capture and integrate their data in real-time, make that data available and resilient 24 hours a day and keep the data secure by allowing them to identify and audit the changes to their databases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with Canadian GAAP which are in all material respects in accordance with U.S. GAAP, except as disclosed in note 20 of the audited Consolidated Financial Statements. The preparation of the Company's financial statements is based on the selection and application of significant accounting policies, some of which require management to make significant estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue, bad debts, investments, intangible assets, goodwill and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed at the time to be reasonable under the circumstances. Under different assumptions or conditions, the actual results will differ, potentially materially, from those previously estimated. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

The Company believes that the following are the critical judgement areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

Revenue Recognition. The Company's revenues are generated from the sale of software licences, software maintenance and support fees and services.

Revenue is recognized in accordance with Statement of Position ["SOP"] 97-2, "Software Revenue Recognition" issued by the American Institute of Certified Public Accountants ["AICPA"] in October 1997 and amended by SOP 98-4, "Deferral of the Effective Date of a Provision of SOP 97-2", issued in March 1998. Software licence revenue is recognized when persuasive evidence of an arrangement exists, the related products are shipped, there are no significant uncertainties surrounding product acceptance, the fees are fixed and determinable and collection is considered probable. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements. Revenue from services is comprised of consulting, training and installation fees and is recognized at the time the services are performed.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. The Company performs ongoing credit evaluations of its customers' financial condition and if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could materially differ from our estimates.

Investments. From time to time the Company may hold minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices. The Company records an investment impairment charge when a decline in the value of an investment occurs which is considered to be other than a temporary impairment. Future adverse changes in market conditions or poor operating results of the companies in which the Company has invested could result in losses or an inability to recover the carrying value of the investments and may possibly require an impairment charge in the future.

Intangible Assets. The Company has intangible assets related to acquired technology. The determination of the related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of these intangible assets, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the asset. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2003, the Company did not record an impairment charge related to intangible assets.

Goodwill. The Company has goodwill assets arising from business acquisitions which are comprised of the excess of amounts paid over the fair value of net identifiable assets acquired. The Company performs an annual assessment of the fair value of the businesses to which this goodwill relates. In assessing the fair value of these businesses, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of the business. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In fiscal 2003, the Company did not record an impairment charge related to goodwill.

Future Income Taxes. The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce the future tax asset to the amount that is more likely to be realized. While the Company has considered future taxable income and ongoing tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be able to realize future tax assets in excess of the recorded amount, an adjustment to the future tax assets would increase income in the period such a determination were made. Likewise, in the event the Company were to determine that it would not be able to realize all or part of its net future tax assets, an adjustment to the future tax assets would be charged to income in the period such a determination were made.

SOURCES OF REVENUE

The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements and consulting and implementation services.

The sales of software licences have historically been on a direct basis to the Company's customers in North America, Asia Pacific and most of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. During fiscal 2003, sales through these indirect sales channels accounted for 24% of revenue, down slightly from 26% in fiscal 2002. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users.

The Company sells single and multiple year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term.

Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be prebilled with the related software licences.

FISCAL YEAR ENDED JANUARY 31, 2003

COMPARED TO FISCAL YEAR ENDED JANUARY 31, 2002

RESULTS OF OPERATIONS

The following table sets forth the Company's consolidated statements of loss for the years indicated:
Years ended January 31,
(In thousands of CDN $)	2003	2002
REVENUE
Licence	$33,223	$28,592
Maintenance	23,210	20,562
Services	6,057	7,222
	62,490	56,376
COST OF REVENUE
Licence	239	257
Maintenance and services	12,605	13,464
	12,844	13,721
GROSS MARGIN	49,646	42,655
OPERATING EXPENSES
Selling and marketing	21,289	21,542
Research and development	10,459	10,895
General and administration	8,812	9,088
Amortization of intangibles	2,740	3,244
	43,300	44,769
OPERATING INCOME (LOSS)	6,346	(2,114)
INVESTMENT INCOME, NET	611	859
LOSSES FROM INVESTMENT IN POINTBASE, INC.
Impairment of equity investment	(4,595)	-
Equity loss	(2,081)	(4,112)
INCOME (LOSS) BEFORE INCOME TAXES	281	(5,367)
PROVISION FOR INCOME TAXES	2,434	297
NET LOSS FOR THE YEAR	$(2,153)	$(5,664)

REVENUE

The Company's revenue is derived primarily from sales of licences for its software products. Licence revenue has historically been heavily dependent on sales of Transformation Server and High Availability Suite software for use in connection with IBM iSeries (AS/400) platforms, and this trend continued in fiscal 2003, accounting for 66.5% of licence revenue as compared to 66.9% in fiscal 2002. It is expected that the Company's future success will continue to depend on its relationship with IBM and the success of the AS/400 platform.

Licence sales accounted for 53.2% of total revenue in fiscal 2003 as compared to 50.7% in fiscal 2002. The Company expects that software licence revenues will continue to account for a substantial portion of its revenues for the foreseeable future. During fiscal 2003, 37.1% of the Company's revenue was derived from customer software maintenance and support contracts, compared to 36.5% of revenue in fiscal 2002. Revenue from services, which includes consulting, training and other services, accounted for 9.7% of revenue during fiscal 2003, compared to 12.8% in fiscal 2002.

Licence. Licence revenue in fiscal 2003 was $33,223,000 compared to $28,592,000 for fiscal 2002, an increase of 16.2%. The increase in licence revenue was largely attributable to revenue derived from new products such as LiveAudit, Pervasive Gateway and iReflect, as well as increased penetration into the High Availability for IBM iSeries market.

Maintenance. Maintenance revenue in fiscal 2003 was $23,210,000 compared to $20,562,000 in fiscal 2002, an increase of 12.9%. This increase was a result of maintenance revenue generated by additional licence sales since the end of fiscal 2002 and the renewal of maintenance and support contracts for licence sales completed in prior periods.

Services. Services revenue in fiscal 2003 was $6,057,000 compared to $7,222,000 in fiscal 2002, a decrease of 16.1%. This decrease was due to lower rates of new customer adoption, which caused a reduction in demand for implementation services.

DataMirror derives most of its sales revenue from international customers, with sales outside Canada usually denominated in U.S. dollars or European currencies including pounds sterling and Euros. For fiscal 2003, sales denominated in U.S. dollars and European currencies represented 58.9% and 34.2% respectively of the Company's revenues, while a significant portion of the Company's operating expenses are incurred in Canadian dollars. Accordingly, changes in exchange rates between the Canadian dollar and these foreign currencies can positively or negatively affect the Company's operating results. The Company has a policy of hedging a portion of its foreign currency denominated accounts receivable. Management recognizes that this policy can provide only a short-term protection against a limited portion of the Company's currency exposure.

The Company's geographical revenue distribution based on the customers' country of residence has been as follows:
Years ended January 31,	2003	2002
Canada	6.9%	5.2%
United States	53.6	50.4
United Kingdom	18.7	24.0
Germany	8.1	9.8
Other	12.7	10.6
	100.0%	100.0%

Transaction values for sales of the Company's products have been as large as $1,400,000, although a typical sale ranges from $70,000 to $100,000. No single customer accounted for more than 1.8% of revenue in fiscal 2003 (1.2% of revenue for fiscal 2002), and no single industry accounted for more than 23.3% of licence revenue in fiscal 2003 (20.5% of licence revenue for fiscal 2002).

COST OF REVENUE

Licence. Cost of licence revenue consists primarily of duplication, media, packaging and shipping expenses. For fiscal 2003, costs of licence revenue were $239,000 (0.7% of licence revenue) relatively unchanged from $257,000 (0.9% of licence revenue) for fiscal 2002.

Maintenance and Services. Costs of maintenance and service revenue consist primarily of the salary and related costs of providing those services. For fiscal 2003, costs of maintenance and service revenue were $12,605,000 (43.1% of maintenance and service revenue) compared to $13,464,000 (48.5% of maintenance and service revenue) for fiscal 2002. The gross margin on maintenance and service revenue improved slightly, as the Company realized economies of scale in the cost of providing support to its growing customer base.

OPERATING EXPENSES

Selling and Marketing. Selling and marketing expenses include expenses for sales commissions, salaries, advertising, tradeshows, promotional materials and other selling and marketing related expenses. For fiscal 2003, these expenses totalled $21,289,000 (34.1% of revenue) down slightly from $21,542,000 (38.2% of revenue) for fiscal 2002 as the Company reduced travel and trade show related expenditures and had a reduction of headcount in this area. Management expects selling and marketing expenses to increase as the Company expands its sales and marketing activities.

Research and Development. Research and development expenses include only salaries and other direct costs associated with the development of new products and are net of related investment tax credits. Research and development expenses were $10,459,000 (16.7% of revenue) for fiscal 2003 down slightly from $10,895,000 (19.3% of revenue) for fiscal 2002. The overall headcount in research and development was reduced from 96 at the end of fiscal 2002 to 82 at the end of fiscal 2003, however the bulk of these reductions were made late in the third quarter and did not impact the annual expense significantly.

General and Administration. General and administration expenses consist primarily of administrative salaries, rent, recruiting costs and professional fees. For fiscal 2003, general and administration expenses were $8,812,000 (14.1% of revenue) compared to $9,088,000 (16.1% of revenue) for fiscal 2002, a decrease of 3.0%. The Company initiated a series of cost saving measures during fiscal 2003 with the goal of increasing operating profitability which, combined with a reduction in overhead expenses as a result of the headcount reductions, resulted in this reduction in costs.

Amortization of Intangibles. Effective February 1, 2002, amortization of intangibles consists of the amortization of acquired technology. In fiscal 2002, amortization of intangibles also included the amortization of goodwill, as explained in note 2 to the financial statements. For fiscal 2003, amortization of intangibles was $2,740,000 compared to $3,244,000 for fiscal 2002. The decrease of $504,000 is due to the elimination of goodwill amortization.

INVESTMENT INCOME, NET

Investment income, net includes interest on short-term investments and other investment income net of interest expense on long-term liabilities and lease obligations. In fiscal 2003, net investment income was $611,000 compared to $859,000 in fiscal 2002. This decrease of $248,000 over the prior year is primarily a result of earning a lower rate of interest on invested cash balances in Canada during the year as well as a further reduction in interest rates received on cash balances set aside during the second quarter in support of the Company's bid to acquire Idion Technology Holdings Limited.

The Company invests its cash in a variety of short-term Canadian dollar denominated financial instruments, including government bonds, commercial paper and bankers acceptances. The portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. Cash balances in foreign operations are generally invested in term deposits in the local operating banks. The investment in short-term financial instruments carries a degree of interest rate risk, and consequently our future investment income may fall short of expectations due to changes in short-term interest rates.

LOSSES FROM INVESTMENT IN POINTBASE

PointBase has had a history of operating losses and, while the level of operating losses has decreased in the current year, there is little prospect of short-term profitability. In June of 2002, PointBase started a downsizing of their business, with the intent of achieving break-even operations in the short-term. In October 2002 it became apparent that these measures would not result in profitable or break-even operations in the near future and the Company's investment had become impaired and, accordingly, the investment was written down to the estimated fair value of nil.

The equity loss from the Company's investment in PointBase was $2,081,000 in fiscal 2003 compared to $4,112,000 in fiscal 2002. The decrease was the result of several factors, including the change in accounting policy with respect to goodwill amortization, as the equity loss in fiscal 2002 included $1,000,000 in amortization of the goodwill recorded on the Company's investment in PointBase as well as reduced operating losses incurred by PointBase over the nine months ended October 31, 2002. Also, the Company's decision to write the investment in PointBase off at October 31, 2002 resulted in only nine month's of equity losses being recorded in fiscal 2003 compared to twelve months in fiscal 2002.

INCOME TAX EXPENSE

During fiscal 2003, the Company recorded an income tax provision of $2,434,000 as compared to a provision of $297,000 in fiscal 2002.

The combined basic Canadian federal and provincial tax rate used in determining the income tax provision for fiscal 2003 was 38.6% [2002 - 41.7%]. The decrease in the combined rate is due to the announced reduction in the federal and provincial tax rates coming into effect during the year. The announced federal and provincial tax rates cuts for the coming year will further reduce the combined rate to approximately 36.6%.

The income tax provision is different than expected due to a combination of factors including: the equity loss and write-off of PointBase being non-deductible for tax purposes, other non-deductible expenses, the inability to benefit from certain foreign tax losses incurred during the year, the effect of foreign tax rates, the effect of the rate changes on future taxes and the manufacturing and processing tax deduction.

Certain of the Company's foreign subsidiaries have carry-forwards for income tax purposes of approximately $3,952,000 that are not recognized in these financial statements. These losses are available to claim against future taxable income in the applicable tax jurisdictions.

OPERATING SEGMENTS

The Company operates in two reportable segments, North America and Europe. In fiscal 2003, the North American segment (which includes the Company's Asia Pacific operations, which are currently not significant) had an operating income of $4,580,000 compared to an operating loss of $2,455,000 in fiscal 2002. This increase in profitability was due to a program of controlling the North American operating expenses through headcount reductions and other cost control measures while increasing revenue by 18.8%. Other factors include a reduction in operating losses generated from the Asia Pacific operations and the effect of the change in accounting policies for goodwill amortization. The European segment had operating income of $1,766,000 in fiscal 2003 compared to operating income of $341,000 in fiscal 2002. This increase in profitability was achieved mainly through cost reductions over the previous fiscal year.

ACQUISITIONS AND INVESTMENTS

On March 18, 2002, the Company announced its intention to make a take-over bid for all of the shares of Idion Technology Holdings Limited ("Idion"), a South African company listed on the JSE Securities Exchange ("JSE") under the symbol IDI, in a cash bid valued at $9.8 million. On April 18, 2002, the bid was increased to $18.9 million, and subsequently, on May 8, 2002, the bid was further increased to $30.4 million. On July 4, 2002 the Company closed its bid to acquire Idion, having not been successful in completing the take-over. At January 31, 2003, the Company owned approximately 44,523,000 or 39.3% of Idion's outstanding common shares acquired at a cost of $9,768,000. The ownership of 1,119,000 shares of Idion (the "Disputed Shares") is subject to a dispute between the Company and a broker acting on behalf of persons related to the CEO of Idion. The broker alleges that it did not accept the Company's offer in respect of the Disputed Shares and has instituted legal proceedings against the Company and certain other parties to prevent the settlement of the sale of the Disputed Shares to the Company.

Should the Company decide to liquidate its investment in Idion, the sale of these shares could result in a gain or loss depending on the circumstances in which they are sold and subject to foreign exchange and other risks associated with investments in JSE listed companies. Under South African securities regulations, the Company may acquire an additional 5% of Idion's common shares over the one-year period starting July 5, 2002, and subsequent to that one-year period, may launch a new take-over bid. If the Company is ultimately successful in completing the transaction, there are factors which may impact the acquisition. These factors include, but are not limited to, the following: risks involved in the completion and integration of the acquisition, expected cost savings from the acquisition may not be fully realized or realized within the expected timeframe, revenue of the combined company may be lower than expected, the possibility of technical, logistical or planning issues in connection with deployments, costs or difficulties related to obtaining regulatory approvals for completing the acquisition, costs or difficulties related to integration of the companies following the acquisition may be greater than expected and legislative or regulatory changes may adversely affect the businesses in which the companies are engaged.

The investment in Idion is accounted for using the cost method, as the Company does not have significant influence over the affairs of Idion and cannot obtain adequate financial information from Idion to enable the Company to account for its investment in Idion using the equity method. On January 31, 2003, shares of Idion were trading at approximately Cdn. $0.32 per share, which would indicate a market value of $14,450,000 for the Company's investment at that date. If a decline in market value is determined to be other than a temporary decline in value, the Company will be required to write-down its investment in Idion. During its latest fiscal year ended December 31, 2002, Idion incurred a net loss of approximately U.S. $5.4 million of which approximately U.S. $2.2 million was from continuing operations.

On January 7, 2003, the Company acquired the technology and certain related assets of SmartSales Inc., a developer of CRM solutions, in a cash transaction. The Company acquired current assets valued at $15,000, capital assets valued at $22,000 and technology valued at $332,000 for cash consideration of $369,000. The technology acquired will be amortized over a term of one year.

On June 8, 2001, the Company acquired the technology and certain related assets of BDI Systems Inc., a developer of XML-based data transformation software products, in a cash and stock transaction. Total consideration for the transaction was cash of $424,000 and 50,000 shares of common stock with a value of $307,000. The assets acquired have been accounted for as acquired technology of $424,000 and deferred compensation of $307,000. The acquisition of technology will be amortized over a period of three years. The deferred compensation will be amortized over two years.

On May 18, 2001, the Company acquired the technology and certain related assets of saipx Inc., a developer of pervasive mobile computing and turnkey solutions for SAP, in a cash transaction. The Company acquired current assets valued at $9,000, capital assets valued at $65,000 and technology valued at $219,000 for cash consideration of $293,000. The acquisition has been accounted for under the purchase method, and the technology acquired will be amortized over a term of three years.

Effective September 1, 2000, the Company acquired certain assets and liabilities of Constellar, a company engaged in the business of developing and marketing enterprise application integration products with offices in Redwood Shores, California and London, England. The acquisition has been accounted for under the purchase method, and the results of the continuing operations of the Constellar business acquired by DataMirror are included from the date of acquisition. A total of U.S. $5 million in payments relating to the Constellar acquisition were deferred over 3 years, with U.S. $3 million of these payments being contingent on revenues realized by DataMirror from the acquired business over the three years beginning September 1, 2000. Payments of U.S. $1 million each were made in October 2001 and October 2002 in consideration of the fixed portion of this obligation. In November 2001, a payment of $724,000 was made in payment of $856,000 of contingent consideration for the year ended August 31, 2001 less a holdback of $132,000 related to assets which were not realized. No payment of contingent consideration is due in respect of the year ended August 31, 2002.

The Company expects to continue to explore and pursue acquisitions as a strategy to build its distribution channels, enhance its product offerings, increase its market share in its existing markets, and achieve revenue growth. The consideration and completion of possible acquisitions may divert significant management time and other resources, including financial resources, of the Company. It is not certain that future acquisitions will achieve their business objectives.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited information for each of the eight most recent quarters ended January 31, 2003. The information has been derived from the Company's unaudited Consolidated Financial Statements that, in management's opinion, have been prepared on a basis consistent with the audited Consolidated Financial Statements contained elsewhere in this Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

Year ended January 31, 2003
Quarter ending	Apr. 30	July 31	Oct. 31	Jan. 31
(In thousands of CDN dollars, except per share data - Unaudited)
TOTAL REVENUE	$14,142	$14,813	$15,745	$17,790
NET INCOME (LOSS)	$(947)	$(186)	$(4,270)	$3,250
EARNINGS (LOSS) PER SHARE
Basic	$(0.08)	$(0.02)	$(0.38)	$0.29
Fully diluted	$(0.08)	$(0.02)	$(0.38)	$0.28

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (000'S)
Basic	11,431	11,434	11,369	11,388
Fully diluted	11,431	11,434	11,369	11,592

Year ended January 31, 2002
Quarter ending	Apr. 30	July 31	Oct. 31	Jan. 31
(In thousands of CDN dollars, except per share data - Unaudited)
TOTAL REVENUE	$13,545	$14,017	$14,352	$14,462
NET LOSS	$(2,008)	$(1,511)	$(764)	$(1,381)
LOSS PER SHARE
Basic	$(0.17)	$(0.13)	$(0.07)	$(0.12)
Fully diluted	$(0.17)	$(0.13)	$(0.07)	$(0.12)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (000'S)
Basic	11,582	11,551	11,518	11,434
Fully diluted	11,582	11,551	11,518	11,434

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its cash requirements from the sale of equity securities, funds provided by shareholders, bank lines of credit, long-term debt and capital lease financing. In December 1996 the Company completed an initial public offering of 2,000,000 common shares for net proceeds of $9,377,000, and in September 1997 raised net proceeds of $15,721,000 through the issue of 1,600,000 special warrants (subsequently converted into 1,600,000 common shares). In April 2000, the Company raised net proceeds of $34,151,000 through the issuance of 1,305,000 common shares.

As at January 31, 2003 the Company had cash, cash equivalents and short-term investments of $38,827,000, compared to $36,495,000 at the end of fiscal 2002. The increase in cash, cash equivalents and short-term investments was primarily due to increased cash flow from operations. For the year ended January 31, 2003, cash flow from operations was $15,908,000, an increase of $595,000 over fiscal 2002 due to a significant increase in operating profits and an increase in the rate of collections of accounts receivable, which resulted in a decrease in days sales outstanding to 64 at January 31, 2003 from 81 at the end of fiscal 2002. The Company's investing activities consisted primarily of purchases of capital assets and the purchase of shares of Idion. During fiscal 2003, capital expenditures of $1,859,000 ($1,460,000 in fiscal 2002) were financed internally and none ($165,000 in fiscal 2002) were financed under capital lease facilities. Capital assets acquired were primarily computer hardware and software utilized in research and development activities and leasehold improvements to the Company's head office facilities. The Company expects that its capital expenditures will increase in support of higher levels of research and development activities and as its sales and administration employee base grows. Financing activities during the year included repayments of long-term liabilities, capital lease payments and share capital transactions. During the fiscal year the Company used $1,557,000 ($2,249,000 in fiscal 2002) in cash to repurchase its common shares under a normal course issuer bid and raised an additional $821,000 ($747,000 in fiscal 2002) through the issuance of common shares pursuant to the Company's stock option plans.

The Company has available short-term bank credit facilities amounting to approximately $3,377,000. At January 31, 2003 there was no outstanding indebtedness under these credit facilities. Management believes that its current cash, cash equivalents and short-term investments together with continued positive cash flow from operations will be adequate to fund the Company's short-term financial requirements with the exception of acquisition related cash requirements. The Company's short-term financial requirements may increase substantially if the Company is successful in its take-over bid for Idion or in the event the Company makes other significant acquisitions. Short-term financial requirements related to acquisitions may include direct and indirect costs including restructuring and other expenses related to integrating and refinancing the acquired business. In the short-term, the Company does not plan on making any acquisitions that would result in short-term financial requirements exceeding the sources of cash described above. In the long-term, the Company may finance its long-term requirements from the sale of equity securities, by borrowing under bank lines of credit, by issuing long-term debt or by entering into capital lease financing arrangements.

NEW ACCOUNTING RECOMMENDATIONS

During 2002, the Financial Accounting Standards Board ("FASB") adopted two new accounting recommendations which may have an impact on the Company's future financial statements. The Company will adopt each of these recommendations as of February 1, 2003 and does not anticipate any material adverse effect to result from such adoption.

In June 2002, FASB introduced Statement of Financial Accounting Standard ("SFAS") 146, which addresses financial accounting and reporting for costs associated with exit or disposal activities. Prior to SFAS 146, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. SFAS 146 applies to exit or disposal activities initiated after December 31, 2002.

In December 2002, FASB introduced SFAS 148, amending SFAS 123, to provide alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has adopted this standard and determined it has no impact on its U.S. GAAP financial information.

In November 2001, the Accounting Standards Board ("AcSB") approved AcG-13, an accounting guideline establishing conditions which must be satisfied in order to apply hedge accounting. These guidelines will not affect the Company until the fiscal year starting February 1, 2004. The company has not yet determined the impact, if any, of these new guidelines.

OUTLOOK

The Company will continue to pursue its strategy of developing and marketing software solutions that allow companies to integrate, protect, capture and audit their data. More enterprises are expected to recognize the importance of managing data for business intelligence, enterprise application integration and e-business applications in real-time. To establish and maintain useful databases for these purposes, data must be captured, transformed and flowed from the source databases that generate operational data to separate databases such as data warehouses or web servers in real-time. Competitive pressures are forcing more companies to be available to their customers 24 hours a day. Having key operational systems unavailable due to planned (system maintenance, upgrade or backup) or unexpected (hardware or communications failure) system outages is no longer acceptable. The U.S. Food and Drug Administration ("FDA") is mandating that all FDA-regulated firms provide electronic audit trails, also known as E-Records, for FDA examination. It is expected that federal regulators in other industries will follow suit and mandate similar E-Records requirements. The Company's LiveBusiness solutions are designed to help companies address all these needs. It is the Company's intention to try to acquire the remaining shares of Idion from its existing management.

Some of the key growth issues the Company faces include building and managing its direct and indirect distribution channels, increasing its marketing efforts to enhance general market awareness of its products, continuing to improve the efficiency and functionality of its existing products, introducing new products, hiring quality people and maintaining adequate management reporting and information systems. The Company continues to invest in these areas in order to achieve its growth objectives.

During fiscal 2003 the Company adjusted its business model to drive a significant improvement in operating profits. We believe that these adjustments have positioned us to continue to drive increased levels of profitability in the coming year. The Company's balance sheet is strong and we remain confident that our LiveIntegration, LiveResiliency, LiveAudit and LiveCapture solutions will continue to resonate in the marketplace. We believe our near and long-term prospects for success remain strong, but are aware of the uncertain economic and business conditions that could cause fluctuations in operating results. Nevertheless, the Company remains committed to its objective of generating significant value for its shareholders, customers, business partners and employees.

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

P. Kirk Dixon
Secretary and Executive Vice President, Global Operations

Donald L. Lenz (1) (3)
Managing Director, Newport Partners

Bryan E. Plug (1) (2)
Chief Executive Officer, Kintana, Inc.

Keith Powell (2) (3)
Principal, Keith Powell Consulting Inc.

Nigel W. Stokes (3)
Chairman, President and
Chief Executive Officer

E. Herman Wallenburg
Chief Scientist

Donald Woodley (1) (2)
President, The Fifth Line Enterprise

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Corporate Governance Committee

EXECUTIVE OFFICERS

Nigel W. Stokes
Chairman, President and
Chief Executive Officer

P. Kirk Dixon
Secretary and Executive Vice President, Global Operations

E. Herman Wallenburg
Chief Scientist

Peter Cauley
Vice President Finance and
Chief Financial Officer

Stewart Ritchie
Vice President, Sales, Americas
and Asia Pacific

Donald G. Symonds
Vice President, EMEA

AUDITORS

Ernst & Young LLP
P.O. Box 251
Ernst & Young Tower
Toronto, Ontario M5K 1J7

LEGAL COUNSEL

Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Ontario M5L 1A9

REGISTRAR AND TRANSFER AGENT

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

For any inquiries or change of address please call:
Answerline: (416) 643-5500 or
toll free: 1-800-387-0825

BANKER

Bank of Montreal
Innovation and Technology Centre
First Canadian Place
P.O. Box 3, Mezzanine Level
Toronto, Ontario M5X 1A3

INVESTOR RELATIONS

Send inquiries to:
Investor Relations
DataMirror Corporation
3100 Steeles Avenue East, Suite 1100 Markham, Ontario L3R 8T3

Phone: (905) 415-0310 Ext. 284
Toll Free: 1-800-362-5955
Fax: (905) 415-5195
Email: investors@datamirror.com http://www.datamirror.com

COMMON SHARES

The common shares of the Company are listed on the Toronto Stock Exchange under the symbol DMC and on the NASDAQ National Market under the symbol DMCX.

Copyright © 2003 DataMirror Corporation.
All rights reserved. DataMirror, Constellar Hub, DB/XML Transform, High Availability Suite, iCluster, iDeliver, iReflect, LiveAudit, LiveBusiness, LiveCapture, LiveConnector, LiveIntegration, LiveResiliency, Pervasive Gateway, Synapse, Transformation Server and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

ABOUT DATAMIRROR

DataMirror (Nasdaq: DMCX; TSX: DMC) delivers LiveBusinessTM software solutions that give companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now TM by providing the instant data access, integration and availability companies require today across all computers in their business. Over 1,700 companies have gone live with DataMirror software. DataMirror is headquartered in Markham, Canada, and has offices around the globe.

North America 1 800 362 5955
UK + 44 (0)20 7633 5200
France + 33 (0) 1 55 70 30 18
Germany + 49 6151 8275 0
Hong Kong + 852 2251 8226

WWW.DATAMIRROR.COM